UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Appointment of Chief Executive Officer of AGM Canada Holdings Limited

On August 23, 2024, Chong Chao Ma, aged 44, was appointed Chief Executive Officer of AGM Canada Holdings Limited, a subsidiary of AGM Group Holdings Inc., effective immediately.

Prior to his appointment as Chief Executive Officer, Mr. Ma served as head of development and operations of NOWLIT Solutions Corp. since June 2013, in Alberta, Canada. From January 2021 to June 2023, he served as joint chief executive officer of MinerVa Semiconductor Corp. in Alberta, Canada. He has nearly 30 years of experience in data mining, machine learning and AI development. Mr. Ma earned his master of science degree in information technology at Xi’an Jiaotong University in 2005 and his second master of science degree in management information systems at The Hong Kong Polytechnic University in 2005.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press release - AGM Group Holdings Inc. Appoints New Chief Executive Officer of Canadian Subsidiary to Expand in North American Crypto and Blockchain Market, dated August 28, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGM GROUP HOLDINGS INC.

Date: August 28, 2024	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer, Chief Strategy Officer and Director

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